Auscrete Corporation

PO Box 847

504 East First Street

Rufus, OR. 97050

Ph: (541) 739-8298 Fax: (541) 739-8298

October 23, 2013

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Auscrete Corporation Form 10-K and your letter dated July 20, 2013

Dear Mr. Cash,

I am writing in response to your letter dated July 24, 2013 in which you provide comments in connection with the above-referenced Form 10-K and apologize that we were unable to address your comments earlier but we have just now received the Auditor Report and Audit for our 10-K/A submission. This letter serves to respond to those specific requests for information or clarification addressed in your letter. Your comments are copied herein and our response follows in Italics.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 4

General

1.       Please review your MD&A to disclose a detailed discussion of how you intend to finance your operations through fiscal year 2013. Your disclosure should include a discussion of your current ability to obtain debt or equity financing, or to obtain additional advances from stockholders, given the lack of cash flows from operations, and should also address the potential risks and consequences if you are unable to obtain any additional financing.

We have updated and submitted the company's Form 10-K/A to address this.

Item 8. Financial Statements and Supplementary Data, page 5

General

2.       We note that your Form 10-K does not contain an audit opinion from your independent registered public accountants. Please amend your Form 10-K to include audited financial statements. Refer to Rules 2-02 and 8-02 of Regulation S-X for guidance. We remind you that your amendment should contain currently dated certifications that refer to the Form 10-K/A.

We have submitted a Form 10-K/A that includes the referred information.

Note 1 - Organization and Summary of Significant Accounting Policies, page 10

General

3.       Please disclose your revenue recognition policy. Refer to SAB Topic 13A1.

Now included in notes on Page 12 of the Form 10-K/A

Item 9A. Controls and Procedures, page 11

Disclosure Controls and Procedures, page 11

4.       We note your conclusion that your disclosure controls and procedures were adequate. Please revise your conclusion to specifically state whether your disclosure controls and procedures were effective or not effective at December 31, 2012. Refer to Item 307 of Regulation S-K.

Item 9A, now on page 14 of the company's 10-K/A, has been amended to include the reference to December 31, 2012.

Form 10-Q for the fiscal Quarter Ended March 31, 2013

5.       Please explain to us the reason there is no change in your balance sheet from December 31, 2012 to March 31, 2013 and why there is no activity recorded in your statements of operations for the three months ended March 31, 2013. Additionally, please tell us the current status of your plan of operations and current ability to finance such operations.

The company is dormant awaiting completion of activities relative to SEC compliance and listing on the OTCBB. During the 3 month period mentioned, no expenses were allocated to the company. However, during the second quarter, ongoing legal/accounting expenses are applied. There have been no operations and therefore no operational expenses.

The company has recognized interested investor groups and expects that completion of Compliance and Listing will allow the company to fully finance intended operations.

I trust the above answers cover the comments listed and we will be updating 10-Q's as changes to the 10-K/A have affected some of the brought forward items.

Sincerely

/s/ John Sprovieri

John Sprovieri

President/CEO

Auscrete Corporation